Exhibit (b)(3)

FORTRESS CREDIT CORP.

1345 Avenue of the Americas, 46th Floor

New York, New York 10105

CONFIDENTIAL

April 16, 2012

Summer Holdings II, Inc.
c/o Lee Equity Partners, LLC
650 Madison Avenue
New York, NY 10022
Attention: Mr. Mark Gormley, Mr. Michael Anderson and Mr. Danny Rodriguez

Project Summer
Sale of Interests by SMH SPEADV LLC in Retiring Partner Agreement
Commitment Letter

Gentlemen:

You have advised Fortress Credit Corp. on behalf of one or more of its funds and/or affiliates (“Fortress”, “we” or “us”) that Lee Equity Partners, LLC and its affiliates and associated funds (collectively, the “Sponsor”) and certain other investors, intends to acquire (the “Acquisition”) The Edelman Financial Group Inc., a Texas corporation (the “Company”). In connection therewith, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), among the Company, Summer Holdings II, Inc., a Delaware corporation (“Parent” or “you”), and Summer Merger Sub, Inc., a Texas corporation (“MergerSub”), MergerSub will be merged with and into the Company (the “Merger”) in accordance with the terms thereof and after giving effect to the Merger, the Sponsor will directly or indirectly control the Company.

You have further advised us that, in connection therewith, (a) MergerSub will obtain senior secured credit facilities in an aggregate principal amount equal to $102,800,000 (the “Senior Facilities”) and unsecured senior subordinated financing in an aggregate principal amount equal to $46,400,000 (the “Senior Subordinated Notes” and, together with the Senior Facilities, the “Financing”) and (b) SMH SPEADV, LLC, an indirect subsidiary of the Company (the “Seller”), intends to sell (the “Sale”) the Assigned Interests (as such term is defined in Exhibit A hereto (the “Term Sheet”)) for an amount equal to the Purchase Price (as defined below) on the terms and conditions set forth in the Term Sheet. The Term Sheet, together with this letter agreement, are referred to herein collectively as the “Commitment Letter”. We understand that the proceeds of the Financing shall be used by Parent, together with the proceeds from the Sale and the equity contribution by the Sponsor, existing management of the Company and other co-investors to pay the Merger Consideration (as defined in the Merger Agreement). The Merger, the Financing and the Sale are referred to herein collectively as the “Transactions”.

1.	Commitments.

In connection with the foregoing, Fortress is pleased to advise you of its commitment to purchase the Assigned Interests upon the terms set forth in the Term Sheet. If the Merger is consummated, you agree to cause the Seller to sell the Assigned Interests to Fortress (or to one or more of its affiliates or managed accounts) upon the terms set forth in the Term Sheet.

2.	Conditions Precedent to Closing.

Fortress’ commitment to purchase is subject solely to the conditions that are referred to under the heading “Conditions to Closing” in the Term Sheet. Between the date hereof and the Closing Date (as defined in the Merger Agreement) we each agree to negotiate in good faith a Purchase Agreement (as defined in the Term Sheet), the terms of which are set forth in the Term Sheet and shall otherwise be in a form such that they do not impair the closing of the Sale on the Closing Date (as defined in the Merger Agreement) if the conditions set forth in the Term Sheet under the heading “Conditions to Closing” are satisfied or waived. Unless otherwise specified, the “Closing Date” shall mean the date on which the conditions set forth in the Term Sheet under the heading “Conditions to Closing” are satisfied or waived.

3.	Expenses.

You agree, whether or not the Closing Date (as defined in the Merger Agreement) occurs, to reimburse Fortress, within ten (10) days of presentation of a summary statement, for all reasonable out-of-pocket costs and expenses incurred in connection with the Sale and the preparation and negotiation of this Commitment Letter and the definitive documentation for the Sale and any ancillary documents in connection therewith, including, but not limited to, reasonable out-of-pocket costs and expenses of Fortress’s due diligence investigation and fees and disbursements of one outside counsel, in an aggregate amount not to exceed $200,000 (collectively, “Expenses”).

4.	Exclusivity.

Each of you and we agree not to (nor will you or we permit any of our respective directors, managers, officers, employees, financial advisors, accountants, representatives, agents or counsel to), either directly or indirectly, solicit, encourage, respond to, or discuss any proposal for a transaction that would conflict with or impede the Sale in any material respect, or provide any non-public information to any third party in connection with such a proposal, and you and we will immediately inform Fortress or Parent, as applicable, of any such proposal that you or we, as applicable, may receive as well as the terms of any such proposal; provided that your and our obligations under this Section 4 shall terminate if this Commitment Letter is terminated pursuant to Section 11 hereof.

5.	Assignments; Amendments; Governing Law, Etc.

This Commitment Letter sets forth the entire agreement between the parties with respect to the matters addressed herein and supersedes all prior communications, discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect hereto. This Commitment Letter shall not be assignable by you (other than to the Sponsor, Parent or a wholly owned, newly-formed direct or indirect domestic subsidiary of the Sponsor that is formed for the purpose of consummating the Merger) without the prior written consent of Fortress (and any attempted assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto, and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and this Commitment Letter may not be relied upon or enforced by any other person or entity. Fortress shall not assign, syndicate, participate or otherwise directly or indirectly transfer its

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obligations under this Commitment Letter, and shall not be relieved or novated from such obligations under this Commitment Letter in connection with any such syndication, assignment, participation or other direct or indirect transfer of its obligations under this Commitment Letter until after the closing of the Sale on the Closing Date; provided that Fortress may assign this Commitment Letter to one or more of its affiliates or managed accounts (it being understood and agreed that Fortress Credit Corp. shall not be relieved or novated from its obligations under this Commitment Letter in connection with any such assignment until after the closing of the Sale on the Closing Date). This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by Fortress and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission (including email or “pdf”) shall be effective as delivery of a manually executed counterpart hereof. Section headings used herein are for convenience of reference only, are not part of this Commitment Letter and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter. Each of the parties hereto agrees that this Commitment Letter together with the Term Sheet is a binding and enforceable agreement with respect to the subject matter contained herein, including the good faith negotiation of the Purchase Agreement by the parties hereto and Seller in a manner consistent with this Commitment Letter and the Term Sheet. THIS COMMITMENT LETTER AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS COMMITMENT LETTER (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

6.	Jurisdiction.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in New York City, and any appellate court from any thereof, in any suit, action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby, and agrees that all claims in respect of any such suit, action or proceeding may be heard and determined only in such New York State court or, to the extent permitted by law, in such Federal court, provided that suit for the recognition or enforcement of any judgment obtained in any such New York State or Federal court may be brought in any other court of competent jurisdiction (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby or thereby in any New York State court or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Service of any process, summons, notice or document by registered mail addressed to you at the address above shall be effective service of process against you for any suit, action or proceeding brought in any such court.

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7.	Waiver of Jury Trial.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER.

8.	Confidentiality.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor any of its terms or substance hereof, shall be disclosed, directly or indirectly, to any other person except (a) to your and the Sponsor’s respective affiliates, officers, directors, employees, attorneys, accountants, financing sources and advisors on a confidential and need-to-know basis; (b) as required by applicable law, rule, regulation, legal or administrative process, or in connection with any legal or administrative proceeding (in which case you agree to inform us promptly thereof to the extent not prohibited by law); or (c) as requested by any regulatory or self-regulatory authority or examiner (in which case, except for requests in connection with routine regulatory examinations, you agree to inform us promptly thereof to the extent lawfully permitted to do so); provided that you may disclose this Commitment Letter and the contents hereof to the Company and its subsidiaries, the Seller, and each of their respective officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis.

We will treat as confidential, and shall direct our affiliates, directors, officers, agents, employees, attorneys, accountants and advisors, to keep confidential, all information provided to us by or on behalf of you in the course of the Transactions; provided that nothing herein shall prevent us from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case we agree to inform you promptly thereof to the extent lawfully permitted to do so), (b) upon the request or demand of any regulatory authority having jurisdiction over us (in which case, except for requests in connection with routine regulatory examinations, we agree to inform you promptly thereof to the extent lawfully permitted to do so), (c) to the extent that such information becomes publicly available other than by reason of disclosure by us or our affiliates in violation of this paragraph, or (d) to our affiliates and to our and their respective employees, legal counsel, independent auditors and other experts or agents who are directly involved in the consideration of the Transactions and who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential.

Notwithstanding anything herein to the contrary, any party to this Commitment Letter (and any employee, representative or other agent of such party) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Commitment Letter and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure, except that (i) tax treatment and tax structure shall not include the identity of any existing or future party (or any affiliate of such party) to this Commitment Letter and (ii) no party shall disclose any information relating to such tax treatment and tax structure to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws. For this purpose, the tax treatment of the transactions contemplated by this Commitment Letter is the purported or claimed U.S. Federal income tax treatment of such transactions and the tax structure of such transactions

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is any fact that may be relevant to understanding the purported or claimed U.S. federal income tax treatment of such transactions.

The agreements set forth in this Section 8 shall terminate on the earlier of (i) one year from the date hereof and (ii) the consummation of the Sale.

9.	Indemnification.

You shall indemnify and hold harmless Fortress each of its affiliates, managed funds or accounts, and each of their respective advisors, agents, directors, employees, officers or representatives (each an "Indemnified Person") from and against any and all claims, damages, losses, liabilities and reasonable out-of-pocket expenses (including fees and disbursements of one outside counsel for the Indemnified Persons (as a group)), that may be incurred by or asserted or awarded against any Indemnified Person (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of a defense in connection therewith), in each case arising out of or in connection with or by reason of this Commitment Letter or the Transactions or any actual or proposed use of the proceeds of the Sale, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from (i) such Indemnified Person's gross negligence or willful misconduct or a material breach by such Indemnified Person of any of its agreements or obligations under this Commitment Letter, (ii) claims between or among Indemnified Persons, but only to the extent of such claims and (iii) any unsuccessful claim brought by an Indemnified Person against Seller, you, your affiliates or your respective advisors, agents, directors, employees, officers or representatives. For sake of clarity, an “unsuccessful claim” is a claim with respect to which a court of competent jurisdiction finds in a final, non-appealable judgment in favor of the defendant. If you have admitted in writing your obligation to indemnify one or more Indemnified Parties with respect to a claim, then no such Indemnified Person shall admit any liability with respect to, or settle, compromise or discharge, any such claim without your prior written consent. The maximum amount of indemnifiable damages that may be recovered under this Section 9 will be equal to the Purchase Price (as defined in the Term Sheet) less any cash payments actually received by Purchaser (as defined in the Term Sheet) with respect to the Assigned Interests, except to the extent any such cash payments are required to be returned by Purchaser. Notwithstanding the foregoing, (1) the indemnification provisions set forth in this Section 9 shall not apply to any claim arising from the representations and warranties made pursuant to Section 10 of this Commitment Letter and (2) after the consummation of the Sale, the indemnification provisions set forth in this Section 9 shall not apply to claims, damages, losses, liabilities or expenses resulting from a breach of or any other claim under the Purchase Agreement.

10.	Representation and Warranties.

The Parent hereby makes the representations and warranties set forth on Exhibit C hereto (the “Commitment Letter Representations”) as of the Effective Date. For the avoidance of doubt, (i) the parties hereto agree that the accuracy of such representations and warranties shall not be a condition precedent to the consummation of the Sale and (ii) neither Parent nor Seller shall have any liability or obligation whatsoever with respect to the truth and accuracy of the Commitment Letter Representations for any purpose unless and until the consummation of the Sale. You hereby acknowledge and agree that the Purchaser will be relying on the Commitment Letter Representations in entering into the Purchase Agreement and consummating the Sale and Purchaser shall have recourse for a breach of the Commitment Letter Representations to the extent of the indemnification provisions in the Purchase Agreement as set forth in the Term Sheet

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under the heading “Indemnification”. Such indemnification provisions shall be the sole recourse for a breach of or inaccuracy in the Commitment Letter Representations.

11.	Acceptance and Termination.

If the foregoing correctly sets forth our agreement with you, please indicate your acceptance of the terms of this Commitment Letter by returning to us executed counterparts hereof not later than 5:00 p.m., New York City time, on April 16, 2012. Fortress’s offer hereunder will expire automatically and without further action or notice and without further obligation to you at such time in the event that Fortress has not received such executed counterparts in accordance with the immediately preceding sentence. This Commitment Letter will become a binding commitment on Fortress only after it has been duly executed and delivered by you in accordance with the first sentence of this Section 11. This Commitment Letter will terminate automatically on the date of termination of the Merger Agreement; provided that the termination of this Commitment Letter pursuant to this sentence does not prejudice any party’s rights and remedies in respect of any prior breach of this Commitment Letter by another party. Sections 3, 5, 6 7, 8, 9 and this Section 11 shall survive the termination of this Commitment Letter. For the avoidance of doubt, Section 10 of this Commitment Letter shall have no further force or effect for any purpose whatsoever upon termination of this Commitment Letter but such representations and warranties shall survive the execution and delivery of the Purchase Agreement and the consummation of the Sale thereunder (but only for purposes of the indemnification provisions in the Purchase Agreement set forth in the Term Sheet under the heading “Indemnification”).

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Fortress is pleased to have been given the opportunity to assist you in connection with the financing for the Acquisition.

Very truly yours,

FORTRESS CREDIT CORP.

By /s/ Constantine M. Dakolias
      Name: Constantine M. Dakolias
      Title: President

signature page to commitment letter

Accepted and agreed to as of

the date first above written:

SUMMER HOLDINGS II, INC.

By /s/ Mark K. Gormley

     Name: Mark K. Gormley
     Title: President

signature page to commitment letter

EXHIBIT A

PURCHASE BY FORTRESS OF CERTAIN RECEIVABLES FROM SMH SPEADV, LLC

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter.

Seller:	SMH SPEADV, LLC (the “Seller”).
Assigned Interests:	All right, title and interest, and liabilities and obligations of the Seller in and to the Agreement to Retire Partnership Interest and Second Amendment to the Limited Partnership Agreement of Endowment Advisers, L.P. (the “Retiring Partner Agreement”), dated August 29, 2008, among Sanders Morris Harris Group Inc. and Endowment Advisers, L.P., The Endowment Fund GP, L.P. and The Endowment Fund Management, LLC, and their respective partners and members, which was assigned to the Seller pursuant to the Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”), dated as of May 1, 2009, between Sanders Morris Harris Group Inc., as Assignor, and the Seller, as Assignee (collectively, the “Assigned Interests”).
Purchaser:	One or more funds and/or managed accounts managed by affiliates of Fortress Credit Corp. and/or one or more affiliates thereof (“Purchaser”).
Purchase Price:	The purchase price for the Assigned Interests shall be equal to (i) $40,747,784 less (ii) all amounts received by the Seller on or after the date of the mutual execution of the Commitment Letter (the “Effective Date”) (but prior to the Closing Date (as defined in the Merger Agreement)) with respect to the Assigned Interests, but including the payment due with respect to the first calendar quarter of 2012 (the “Purchase Price”). The Purchase Price will be payable to the Seller or its designee in immediately available funds in cash on the Closing Date (as defined in the Merger Agreement) but prior to the Effective Time (as defined in the Merger Agreement).
Closing:	Concurrently with the closing of the transactions contemplated by the Agreement and Plan of Merger, dated as of April 16, 2012 (the “Merger Agreement”), by and among Summer Holdings II, Inc., a Delaware corporation (“Parent”), Summer Merger Sub, Inc., a Texas corporation, and The Edelman Financial Group Inc., a Texas corporation (formerly known as Sanders Morris Harris Group Inc.) (the “Company”).
Conditions to Closing:

The Purchaser’s obligations to purchase the Assigned Interests shall be subject solely to the following conditions:

(i) The closing of the purchase of the Assigned Interests and the receipt by the Seller or its designee of the Purchase Price shall occur concurrent with the Closing Date (as defined in the Merger Agreement) but prior to the Effective Time (as defined in the Merger Agreement), and only if the Closing Date (as defined in the Merger Agreement) occurs;

(ii) At least 30 days (or such shorter period agreed to by Endowment Advisers, L.P.) prior to the closing of the purchase of the Assigned Interests, the Seller shall have given notice of the purchase pursuant to Section 7.12 of the Retiring Partner Agreement (the “Notice”);

(iii) Execution and delivery by the Seller of (i) a purchase agreement (the “Purchase Agreement”) reflecting the terms and conditions outlined in this Term Sheet and other immaterial or administrative terms (but not conditions, covenants, fees, tax gross-ups, termination provisions, escrows, set-offs, representations and warranties or indemnification provisions (other than the indemnification set forth under the heading “Indemnification” in this Term Sheet)) that are customary for transactions of this type and (ii) an assignment and assumption agreement in the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”);

(iv) Accuracy of the Specified Representations (as defined below) as of the Closing Date (as defined in the Merger Agreement); and

(v) The consummation of the Sale will not conflict with or violate any Order applicable to Seller or the Assigned Interests.

Covenants:	The Purchase Agreement will include covenants (i) requiring Purchaser to provide to Seller, on a quarterly basis, the gross dollar amounts collected in respect of the Assigned Interests; (ii) prohibiting the amendment of Section 4.4(a) of the Purchase and Sale Agreement, dated as of August 29, 2008, as amended, among Sanders Morris Harris Group Inc., Salient Partners, L.P., Salient Capital Management LLC and the other parties thereto (the “Salient Agreement”), in a manner adverse to the interests of the Purchaser without the prior consent of Purchaser and (iii) if the book assets of the Partnership as of the Closing Date are substantially similar to the book assets of the Partnership as of the Effective Date, agreeing that for purposes of Tax (as defined below) reporting of the Sale, Seller and the Company will file all required Tax Returns (as defined below) consistent with the position that, as of the Closing Date, substantially all of the book assets of the Partnership under Generally Accepted Accounting Principles consist of “unrealized receivables” or “inventory items,” for purposes of Section 751 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder (the “Code”) and accordingly, Seller and the Company will treat substantially all gain from the Sale as ordinary income for Tax purposes; provided, however, it is expressly understood and agreed that any Tax positions reported by Seller and Company are not binding on the IRS and do not constitute an indemnity, representation or guarantee by either Seller or the Company that the IRS will agree with or allow such Tax treatment.

Representations, Warranties and Agreements of Seller:

The Purchase Agreement will include the following representations and warranties of Seller which will be made on and as of the Closing Date:

1. Due Incorporation.

Seller is a limited liability company, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with all requisite limited liability company power and authority to enter into the Purchase Agreement and the Assignment and Assumption Agreement and to consummate the transactions herein contemplated.

2. Due Authorization; Execution and Delivery; Enforceability.

The execution, delivery and performance by Seller of the Purchase Agreement and the Assignment and Assumption Agreement have been duly and validly approved by Seller, and no other actions or proceedings on the part of Seller are necessary to authorize the Purchase Agreement and the Assignment and Assumption Agreement and the transactions contemplated hereby and thereby. Seller has duly and validly executed and delivered the Purchase Agreement and the Assignment and Assumption Agreement. The Purchase Agreement and the Assignment and Assumption Agreement constitute legal, valid and binding obligations of Seller, enforceable in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors’ rights generally and by equitable limitations on the availability of specific remedies. There are no proceedings pending or threatened by or against Seller in bankruptcy, insolvency or reorganization in any state or federal court.

3. Consents and Approvals; No Conflicts, etc.

(a) Other than the Notice, no consent, authorization or approval of, filing or registration with, or cooperation from, any Governmental Entity or any other Person not a party to the Purchase Agreement is necessary in connection with the execution, delivery and performance by Seller of the Purchase Agreement or the consummation of the Sale.

(b) The execution, delivery and performance by Seller of the Purchase Agreement do not and will not (i) violate in any material respect any Law applicable to Seller or any of its properties or assets; (ii) after giving effect to the termination of the Amended and Restated Credit Agreement, dated as of December 31, 2010 (as amended, the “Credit Agreement”), between Sanders Morris Harris Group Inc. and Prosperity Bank, the related guarantees and security documents in connection therewith (together with the Credit Agreement, the “Credit

Documents”) and the release of the liens thereunder (collectively, the “Credit Document Transactions”), violate or conflict with, result in a breach or termination of, constitute a default or give any third party any additional right (including a termination right) under, permit cancellation of, or result in or constitute a circumstance which, with or without notice or lapse of time or both, would constitute any of the foregoing under, any material contract to which Seller is a party; (iii) after giving effect to the Credit Document Transactions, permit the acceleration of the maturity of any indebtedness of Seller or indebtedness secured by the Assigned Interest; or (iv) violate or conflict with any provision of any of the certificate of formation or limited liability company agreement of Seller.

4. Ownership of the Assigned Interests.

After giving effect to the Credit Document Transactions, Seller has good and marketable title to, and is the lawful owner of, the Assigned Interests, free and clear of any material Lien, including without limitation, any option, interest, right of first refusal, right of first offer or conditional sales agreement, other than the assignment restriction set forth in Section 7.12 of the of the Retiring Partner Agreement and the Salient Offset Amounts. After giving effect to the Credit Document Transactions and except for payments in connection with management incentive plans (none of which are Liens on the Assigned Interests), there are no outstanding contractual obligations of Seller or the Company which relate to the purchase, sale, issuance, repurchase, redemption, acquisition, transfer, disposition, holding or voting of the Assigned Interests, other than the Retiring Partner Agreement, the Limited Partnership Agreement, the Salient Agreement, the Assignment and Assumption Agreement dated as of May 1, 2009 between the Company and Seller, and this Purchase Agreement. Except for payments in connection with management incentive plans (none of which are Liens on the Assigned Interests) no Person has any right to participate in, or receive any payment based on the Assigned Interests. There are no transfer, sales, documentary, stamp or other similar taxes imposed on or in connection with the transactions contemplated by the Purchase Agreement by applicable Governmental Entities that are the obligation of Purchaser. The consummation of the Credit Document Transactions are occurring substantially simultaneously herewith.

5. No Litigation or Claims.

There are no claims, actions, suits, proceedings or investigations pending or threatened in writing by or against Seller relating to the Assigned Interests or with respect to the Purchase Agreement or in connection with the Sale, and Seller has no reason to believe there is a valid basis for any such claim, action, suit, proceeding or investigation.

6. No Breaches or Waivers Under Retiring Partner Agreement.

Neither Seller nor the Company has breached or violated in any material respect any provision of the Retiring Partner Agreement and no circumstance exists that, without or without notice or the passage of time could result in a breach or violation in any material respect of the Retiring Partner Agreement by Seller.

7. Taxation Matters.

(a) The Company has filed, and will file, duly and timely all Tax Returns required to be filed by it with respect to the Assigned Interests.

(b) The Company has paid and will pay in full all Taxes which have been incurred or are due, claimed to be due or will be due from the Company relating to the Assigned Interests by any taxing authorities.

(c) The Company has not received any notice of deficiency or assessment from any taxing authority with respect to liabilities for Taxes of, or relating to, the Assigned Interests, which have not been fully paid, finally settled or properly protested.

(d) There are no disputes pending in respect of, or claims asserted for, Taxes on or relating to the Assigned Interests, nor are there any pending or threatened in writing audits or investigations or outstanding matters under discussion with any taxing authorities with respect to the payment of Taxes, nor has the Company given or been requested to give any waivers extending the statutory period of limitations applicable to any Tax Return for or relating to the Assigned Interests for any period, except for a waiver given extending the 2008 tax year statute to September 30, 2013.

(e) The Company has not requested any extension of time within which to file any Tax Return for or relating to the Assigned Interests, which Tax Return has not since been filed, or executed any power of attorney, which is currently in effect, with respect to any matter relating to Taxes for or relating to the Assigned Interests.

(f) The Company has not taken a position inconsistent with the Partnership’s qualification as a partnership for federal income tax purposes.

(g) The Company is not a “foreign person” within the meaning of Section 1445 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Company will furnish Purchaser with an affidavit satisfactory to Purchaser and which meets the requirements of Code Section 1445(b)(2).

(h) Seller is and at all times since the date of its organization has been a disregarded entity whose sole member is the Company for federal income Tax purposes.

8. Brokers.

Except for GreensLedge Capital Markets LLC, Seller has not used any broker or finder in connection with the Sale.

9. Securities Law Matters.

(a) Neither Seller nor any Person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the Assigned Interests.

(b) Subject to the accuracy of the representations and warranties of Purchaser contained in the Purchase Agreement and the Assignment and Assumption Agreement, the offer and sale of the Assigned Interests to Purchaser as contemplated hereby is exempt from the registration requirements of the Securities Act.

10. No Material Misstatements or Omissions.

Other than the Retiring Partner Agreement, the Limited Partnership Agreement, the Salient Agreement, the Assignment and Assumption Agreement dated as of May 1, 2009 between the Company and Seller, and this Purchase Agreement, there are no other agreements of Seller or the Company relating to the Assigned Interests. Except as set forth in clause (ii) of Section 4.4(a) of the Salient Agreement, no Person has any right to offset any amounts payable under the Assigned Interests.

In addition to the terms defined herein, the following terms shall have the corresponding meanings for purposes of the above Seller representations and warranties:

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Entity” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, (ii) any self-regulatory organization (including any stock exchange) or (iii) any political subdivision of any of the foregoing.

“Investment Management Agreement” means the Investment Management Agreement made as of March 9, 2004 between The Endowment Registered Fund, L.P., The Endowment Master Fund, L.P., Endowment Advisers, L.P., and The Endowment Fund GP, L.P. and all investment management agreements or similar agreements with all feeder funds to the TEF Master Fund.

“Knowledge” means actual knowledge of George Ball, Rick Berry, Bruce McMaken or John Unger.

“Law” any federal, state, territory or local statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Entity.

“Lien” means liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind.

“Limited Partnership Agreement” means the Limited Partnership Agreement of Endowment Advisers, L.P., made effective February 23, 2004, as amended pursuant to that certain First Amendment to the Limited Partnership Agreement dated May 1, 2006 and the Retiring Partner Agreement.

“Order” means any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Entity.

“Partnership” means Endowment Advisors, L.P.

“Person” means an individual, corporation, limited or general partnership, limited liability company, association, trust, joint venture, unincorporated organization, government or political agency or instrumentality or other entity or group (as defined in the Exchange Act).

“Salient Offset Amount” means the amounts offset against payments under the Assigned Interests pursuant to clause (ii) of Section 4.4(a) of the Salient Agreement.

“Tax” (and, with correlative meaning, “Taxes”) means: (i) any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under Code Section 59A), escheat payments or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any governmental authority and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax Sharing Arrangement), as a result of being a transferee or successor, or otherwise.

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Tax Sharing Arrangement” means any written or unwritten agreement or arrangement providing for the allocation or payment of Tax liabilities or payment for Tax benefits between or among members of any group of corporations filing Tax Returns that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis.

The representations and warranties set forth in clauses 1, 2, 3 and 4 above are referred to herein collectively as the “Specified Representations”. The representations and warranties set forth in clauses 5, 6, 7, 8, 9 and 10 above are referred to herein collectively as the “Other Representations”.

Representations, Warranties and Agreements of Purchaser:

The Purchase Agreement will include the following representations and warranties of Purchaser which will be made on and as of the Closing Date:

1. Due Incorporation.

Purchaser is a limited liability company, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with all requisite limited liability company power and authority to enter into the Purchase Agreement and the Assignment and Assumption Agreement and to consummate the transactions herein contemplated.

2. Due Authorization; Execution and Delivery; Enforceability.

The execution, delivery and performance by Purchaser of the Purchase Agreement and the Assignment and Assumption Agreement have been duly and validly approved by Purchaser, and no other actions or proceedings on the part of Purchaser are necessary to authorize the Purchase Agreement and the Assignment and Assumption Agreement and the transactions contemplated hereby and thereby. Purchaser has duly and validly executed and delivered the Purchase Agreement and the Assignment and Assumption Agreement. The Purchase Agreement and the Assignment and Assumption Agreement constitute legal, valid and binding obligations of Purchaser, enforceable in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors’ rights generally and by equitable limitations on the availability of specific remedies.

3. Investment Intent.

Purchaser is acquiring the Assigned Interests for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and applicable state and "blue sky" laws, and has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act and applicable state and "blue sky" laws; and

4. Accredited Investor.

Purchaser is (a) an “Accredited Investor” within the meaning of Regulation 501(a) of the Securities Act and (b) able to fend for itself, can bear the economic risk of the investment in the Assigned Interests, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Assigned Interests and can afford a complete loss of its investment.

Indemnification:

The Purchase Agreement will include the following indemnification provision:

The Company (the “Indemnitor”) shall indemnify and hold harmless Purchaser each of its affiliates, managed funds or accounts, and each of their respective advisors, agents, directors, employees, officers or representatives (each an "Indemnified Person") from and against any and all claims, damages, losses, liabilities and reasonable out-of-pocket expenses (including fees and disbursements of one outside counsel for the Indemnified Persons (as a group)), that may be incurred by or asserted or awarded against any Indemnified Person (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of a defense in connection therewith), in each case arising out of (i) a failure of any of the Specified Representations, the Other Representations and/or the Commitment Letter Representations to be true and correct, in each case, on and as of the date each such representation is made or (ii) any Lien on the Assigned Interest (whether or not material) that existed as of the Closing Date, in each case except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from (w) such Indemnified Person's gross negligence or willful misconduct or a material breach by such Indemnified Person of any of its agreements or obligations under the Purchase Agreement, (x) claims between or among Indemnified Persons, but only to the extent of such claims, (y) any claim or counterclaim brought by the Company, the Seller or their respective affiliates with respect to a breach of the Purchase Agreement and (z) any unsuccessful claim brought by an Indemnified Person against Seller, the Company or their respective advisors, agents, directors, employees, officers or representatives. For sake of clarity, an “unsuccessful claim” is a claim with respect to which a court of competent jurisdiction finds in a final, non-appealable judgment in favor of the defendant. If the Indemnitor has admitted in writing its obligation to indemnify one or more Indemnified Parties with respect to a claim, then no such Indemnified Person shall admit any liability with respect to, or settle, compromise or discharge, any such claim without the Indemnitor’s prior written consent. The maximum amount of indemnifiable damages that may be recovered from the Indemnitor under this paragraph will be equal to the Purchase Price less any cash payments actually received by Purchaser with respect to the Assigned Interests, except to the extent any such cash payments are required to be returned by Purchaser.

Governing Law:	The Purchase Agreement shall be governed by the laws of the State of New York.

EXHIBIT B

ASSIGNMENT AND ASSUMPTION AGREEMENT

ASSIGNMENT AND ASSUMPTION AGREEMENT, dated as of [__], 2012 (this “Assignment”), between SMH SPEADV, LLC, a Delaware limited liability company (“Assignor”) and [Fortress Entity] (“Assignee”).

(a)                For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Assignor assigns and transfers to Assignee, as of the date hereof, all of Assignor's right, title, interest, liabilities and obligations in and to the Agreement to Retire Partnership Interest and Second Amendment to the Limited Partnership Agreement of Endowment Advisers, L.P. dated August 29, 2008 (the “Agreement”), among Assignor and Endowment Advisers, L.P. (the “Partnership”), The Endowment Fund GP, L.P., and The Endowment Fund Management, LLC, and their respective partners and members.

(b)               Assignee (i) acknowledges that it has received a copy of the Agreement and of that certain Limited Partnership Agreement made effective February 23, 2004, as amended pursuant to that certain First Amendment to the Limited Partnership Agreement, dated effective May 1, 2006 (collectively and as amended herein, the “Partnership Agreement”), (ii) understands and acknowledges the terms and conditions of the Agreement and the Partnership Agreement, and (iii) joins in the Agreement and assumes and agrees to perform, honor, and be bound by, effective as of the date hereof, each and every term and provision of the Agreement and all of the obligations of Assignor under the Agreement, as if Assignee had executed the Agreement originally.

(c)                Assignee agrees that the obligations it is assuming shall inure to the benefit of Assignor and the Partnership.

(d)               Assignor acknowledges and agrees that it will remain liable for its breach of representations, warranties, covenants, agreements and obligations under the Agreement unless otherwise affirmatively agreed in writing by all of the parties to the Agreement.

(e)                Assignee is acquiring the Assigned Interests (as defined in the Purchase Agreement) for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act, and applicable state and "blue sky" laws, and has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act and applicable state and "blue sky" laws.

(f)                Assignee is (i) an “Accredited Investor” within the meaning of Regulation 501(a) of the Securities Act, and (ii) able to fend for itself, can bear the economic risk of the investment in the Assigned Interests (as defined in the Purchase Agreement), and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Assigned Interests (as defined in the Purchase Agreement) and can afford a complete loss of its investment.

(g)               Assignee acknowledges that (i) the Assigned Interests (as defined in the Purchase Agreement) has not been registered under the Securities Act or qualified under any applicable blue sky laws in reliance, in part, on its representations, warranties, and agreements herein (including, without limitation, the representations and warranties with respect to the bona fide nature of the investment intent); (ii) the Partnership is under no obligation to register or qualify the Assigned Interests (as defined in the Purchase Agreement) under the Securities Act or under any state securities law, or to assist Assignee in complying with any exemption from registration and qualification; (iii) the Assigned Interests (as defined in the Purchase Agreement) constitutes “restricted securities” under the Securities Act in that the Assigned Interests (as defined in the Purchase Agreement) was acquired from the Partnership (as issuer) in a transaction not involving a public offering, and that the Assigned Interests (as defined in the Purchase Agreement) may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Assigned Interests (as defined in the Purchase Agreement) or an available exemption from registration under the Securities Act, such securities must be held indefinitely; (iv) there is no public market for the Assigned Interests (as defined in the Purchase Agreement) and none is expected to develop, and that, accordingly, it may not be possible to liquidate its investment in the Assigned Interests (as defined in the Purchase Agreement); (v) the Assigned Interests (as defined in the Purchase Agreement) is a speculative investment which involves a substantial degree of risk of loss; and (vi) and agrees that, as set forth in clause (ii) of Section 4.4(a) of the Salient Agreement, the Assigned Interests are subject to reduction and offset against distributions due under Retiring Partner Agreement.

(h)               If Assignee is a corporation, partnership, limited liability company, trust or other entity: (a) Assignee is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to own its properties and assets and to carry on its business, and, at the Assignor's request, will furnish it with copies of its organizational documents, (b) Assignee has the requisite power and authority to execute this Assignment and the Agreement and to carry out the transactions contemplated hereby and thereby, (c) Assignee's execution and performance of this Assignment and the Agreement does not and will not result in any violation of, or conflict with, any term of its charter, by-laws, partnership agreement or indenture of trust, as the case may be, or any instrument to which it is a party or by which it is bound or any law or regulation applicable to it, (d) Assignee's execution and performance of this Assignment and the Agreement have been duly authorized by all necessary corporate or other action, and (e) the individual who has executed this Assignment on Assignee's behalf was duly authorized to do so by all requisite corporate or other action and, on request of the Assignor, Assignee will furnish appropriate evidence of the authority of such individual to act on its behalf.

(i)                 This Assignment and the Agreement have been duly executed and delivered by or on behalf of Assignee and, when accepted by the Assignor, will constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (except as may be limited by principles of equity or bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally).

(j)                 The address set forth on the signature page of this Assignment is Assignee's true and correct address and Assignee has no present intention of becoming a resident or domiciliary of any jurisdiction other than the one indicated by its address.

2

(k)               Defined terms used herein have the meanings given to them in the Agreement. This Assignment may be executed in counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument. This Assignment shall be governed by and construed in accordance with the laws of the State of New York without reference to conflict of law principles. This Assignment may be signed and delivered by facsimile or other electronic transmission (including email or “pdf”), each of which shall be deemed an original.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Assignment and Assumption Agreement as of the date first set forth above.

ASSIGNOR:	SMH SPEADV, LLC

By:_____________________

Name:

Title:

ASSIGNEE:	[FORTRESS ENTITY]

By:_____________________

Name:

Title:

Address of Assignee:

[__]

EXHIBIT C

Representations and Warranties of the Parent

Unless otherwise defined in this Exhibit C, defined terms used herein shall have the respective meanings set forth in the Commitment Letter.

  To Seller’s Knowledge, as of the Effective Date, except with respect to the Partnership’s non-compliance with Section 1.3 of the Retiring Partner Agreement (which was previously disclosed to the Purchaser), no other party to the Retiring Partner Agreement has breached or violated in any material respect any provision of the Retiring Partner Agreement.

  To Seller’s Knowledge, as of the Effective Date, neither the Partnership nor any other party to any Investment Management Agreement has breached or violated any provision of any Investment Management Agreement in any material respect and no circumstance exists as of the Effective Date that, without or without notice or the passage of time could result in a material breach or violation of any Investment Management Agreement by any party thereto.

  To Seller’s Knowledge, as of the Effective Date, except with respect to the Partnership’s non-compliance with Section 1.3 of the Retiring Partner Agreement (which was previously disclosed to the Purchaser), all Tax Returns required to be filed by the Partnership have been accurately prepared in all material respects and timely filed and all Taxes for which the Partnership may be held liable have been paid or accrued within the prescribed period or any extension thereof.

  To Seller’s Knowledge, as of the Effective Date, the Partnership qualifies (and has since the date of its formation qualified) as a partnership for federal income tax purposes, and no taxing authority has taken a position inconsistent with such treatment.

  As of the Effective Date, neither the representations and warranties in the Term Sheet nor any agreement, schedule, instrument or information furnished by or on behalf of Seller to Purchaser or any representative or Affiliate of Purchaser in connection with the Commitment Letter or any of the transactions contemplated thereby contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading in any material respect.

6.	Schedule I attached hereto contains a true and correct schedule, as of the Effective Date, of all cash payments and Salient Offset Amounts paid to or incurred by Seller or the Company.